                                         Filed by: Regions Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                            Subject Company: Morgan Keegan, Inc.
                                                   Commission File No.: 001-9015

     THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF REGIONS FINANCIAL CORPORATION AND MORGAN KEEGAN, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION
DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF MORGAN KEEGAN, INC. WITH RESPECT TO THE MERGER.

          On December 18, 2000, Regions Financial Corporation held a conference call (the "Call") with analysts and others with respect to its proposed merger (the "Merger") with Morgan Keegan Inc. ("Morgan") pursuant to the previously announced Agreement and Plan of Merger, dated as of December 17, 2000 (the "Agreement"). During the Call, certain financial and other information relating to the Merger was presented (the "Presentation Materials").

     A copy of the visual portion of the Presentation Materials is being filed as Exhibit A to this report, substantially in the form presented at the Call, and such materials are incorporated herein by reference.

     A copy of the joint press release dated December 18, 2000, pertaining to the Merger is being filed as Exhibit B to this report, and is incorporated herein by reference.

                                                                       EXHIBIT A


                                 [REGIONS LOGO]

                              [MORGAN KEEGAN LOGO]

                        A Natural Combination for Growth

                               December 18, 2000

FORWARD-LOOKING STATEMENT
================================================================================


The information contained in this presentation may include forward-looking statements that reflect Regions' current views with respect to future events and financial performance. Regions' management believes that these forward-looking statements are reasonable, however, you should not place undue reliance on these statements as they are based only on current expectations and general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Such forward-looking statements are made in good faith by Regions pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

The words "believe", "expect", "anticipate", "project", and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward-looking statements.

Some factors which may affect the accuracy of our projections apply generally to the financial services industry, including: (a) the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures; (b) possible changes in interest rates may increase our funding costs and reduce our earning asset yields, thus reducing our margins; (c) possible changes in general economic and business conditions in the United States and the Southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality, thereby increasing our provisioning costs, or a reduced demand for credit, thereby reducing our earning assets; (d) possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse effect on our business; and (e) possible changes in consumer and business spending and saving habits could have an effect on our ability to grow our assets and to attract deposits.

Other factors which may affect the accuracy of our projections are specific to Regions, including (i) the cost and other effects of material contingencies, including litigation contingencies; (ii) our ability to expand into new markets and to maintain profit margins in the face of pricing pressures; (iii) our ability to keep pace with technological changes; (iv) our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions customers and potential Regions customers;
(v) our ability to effectively manage interest rate risk, credit risk and operational risk; (vi) our ability to manage fluctuations in the value of our assets and liabilities and off-balance sheet exposures so as to maintain sufficient capital liquidity to support our business; and (vii) our ability to achieve the earnings expectations related to the businesses that we have recently acquired or may acquire in the future (including the Morgan Keegan transaction), which in turn depends on a variety of factors, including: our ability to achieve in a timely manner anticipated cost savings and revenue enhancements with respect to acquired operations; the assimilation of acquired operations to the Regions corporate culture, including the ability to instill our credit practices and efficient approach to acquired operations; our ability to retain existing customers and employees of acquired operations; and the continued growth of the markets that the acquired entities serve, consistent with recent historical experience.


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

================================================================================
                              TRANSACTION OVERVIEW
================================================================================


                                 Carl Jones, Jr.

                                       CEO

                                Regions Financial
                                   Corporation

STRATEGIC RATIONALE
================================================================================
 A TRANSFORMING TRANSACTION FOR REGIONS

-        Create Leading Diversified Financial Services Company in the South
         -        Increase non-interest income to 40% of net revenues
         -        Significantly expand Regions' product capabilities
         - Improve focus on middle market corporate and affluent retail customers
         -        Attractive growth dynamics of brokerage industry
         -        Convert to financial services holding company

-        Acquire Premier Regional Broker-Dealer
         -        Diversified business mix
         -        Leading fixed income franchise
         -        Morgan Keegan poised for growth

-        Excellent Strategic Fit
         -        Similar geographic focus
         -        Complementary client focus
         -        Strong cultural fit

-        Accelerate Regions' Wealth Management Strategy

[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

CREATING A REGIONAL FINANCIAL POWERHOUSE
================================================================================
 Ideally positioned to serve middle market corporate and affluent retail customers throughout the South.

                             More than 810 offices
                                  in 14 states

                                 [REGIONS LOGO]


                         - Commercial Banking
                         - Retail Banking
                         - Trust and Asset Management
                         - Mortgage Banking
                         - Insurance
                         - Brokerage and Public Finance
                         - Specialty Finance



                              [MORGAN KEEGAN LOGO]


                     - Private Client Brokerage
                     - Public Finance
                     - Agency and Corporate Fixed Income
                     - Equity and Fixed Income Research
                     - Equity Capital Markets
                     - Asset and Wealth Management
                     - Corporate Finance Advisory

[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

OPERATING PHILOSOPHY
================================================================================


MORGAN KEEGAN WILL BECOME REGIONS' BROKERAGE AND CAPITAL MARKETS ENGINE.
- MAINTAIN BRAND IDENTITY, MANAGEMENT AND HEADQUARTERS
- MAINTAIN MORGAN KEEGAN ENTREPRENEURIAL FOCUS AND OWNERSHIP CULTURE
- INTEGRATE REGIONS INVESTMENT COMPANY (RICI) INTO MORGAN KEEGAN
- MORGAN KEEGAN'S MANAGEMENT RESPONSIBLE FOR EARNINGS AND STRATEGY OF BROKER-DEALER SEGMENT
- ALLEN MORGAN TO JOIN REGIONS BOARD




[REGIONS LOGO]                         6                    [MORGAN KEEGAN LOGO]

ATTRACTIVENESS OF BROKERAGE INDUSTRY
================================================================================


 - ATTRACTIVE RELATIVE EARNINGS GROWTH
    - Long-term brokerage industry earnings growth of 12-15%, vs. 8-10% for banks
    - Higher profit margin products
    - Fee vs. spread income
 - GROWING INSTITUTIONAL USAGE OF CAPITAL MARKETS
    - Broader access to capital markets by middle market companies and municipalities
    - Middle-sized institutional clients under-served in consolidating industry
 - BENEFICIARY OF DEMOGRAPHIC TRENDS
    - Growing population of higher-saving "baby boomers"
    - Increasing market participation by retail investors
    - Significant inter-generational wealth transfer
 - SIGNIFICANT GROWTH OPPORTUNITIES WITHIN REGIONS FRANCHISE
    - 1.8 million households use brokerage services in branch footprint
    - Of Regions 4.1 million accounts, only 107,000 are brokerage accounts



[REGIONS LOGO]                         7                    [MORGAN KEEGAN LOGO]

TRANSACTION AND FINANCIAL SUMMARY
================================================================================


 -  PURCHASE PRICE
     -  $27 per share; $789 million in aggregate
     -  Retention pool of 5.55 million Regions options

 -  OTHER TERMS
     -  Purchase accounting
     -  Expect to close in the first quarter of 2001
     - Morgan Keegan senior management, representing 23% of shares, agreed to approve transaction

 -  FINANCIAL IMPLICATIONS
     -  Immediate accretion to Cash EPS
     -  Modestly dilutive to GAAP EPS in 2001; accretive thereafter
     -  Accelerates earnings growth
     -  Diversifies revenue streams: fee income rises to 40% of revenues

 -  CREATES VALUE FOR REGIONS SHAREHOLDERS


[REGIONS LOGO]                         8                    [MORGAN KEEGAN LOGO]

================================================================================

                           OVERVIEW OF MORGAN KEEGAN

================================================================================

                                ALLEN MORGAN, JR.
                                CHAIRMAN AND CEO
                               MORGAN KEEGAN, INC.

OVERVIEW
================================================================================


MORGAN KEEGAN IS ONE OF THE LARGEST FULL SERVICE BROKERAGE AND INVESTMENT BANKING FIRMS IN THE SOUTH. THE COMPANY'S CORE FOCUS IS MIDDLE MARKET CORPORATE CLIENTS AND AFFLUENT RETAIL CUSTOMERS.


                              [MORGAN KEEGAN LOGO]

                                               Fixed
                                               Income          Equity
                                               Capital         Capital   Investment
                               Private Client  Markets         Markets     Advisory
====================================================================================

FY 2000 REVENUES               $242.2         $143.7           $61.0         $38.5

 % OF TOTAL                      49.0%          29.1%           12.3%          7.8%

====================================================================================
FY 2000 PRE-TAX EARNINGS       $ 37.0         $ 19.0           $14.7         $ 0.9

 % OF TOTAL                      51.5%          26.5%           20.4%          1.3%
====================================================================================


[REGIONS LOGO]                         10                   [MORGAN KEEGAN LOGO]

Office Network
================================================================================
     -  54 LOCATIONS
     -  761 FINANCIAL ADVISORS
     -  OVER 2,000 EMPLOYEES


                               [MAP OF FOOTPRINT]



[REGIONS LOGO]                         11                   [MORGAN KEEGAN LOGO]

PRIVATE CLIENT GROUP
================================================================================
MORGAN KEEGAN IS GROWING THE ABSOLUTE NUMBER OF FINANCIAL ADVISORS AND THEIR AVERAGE PRODUCTION.



                                    [CHART]

                                                           1996   1997    1998    1999   2000
                                                           ----   ----    ----    ----   ----
Financial Advisors                                          596    623     662     686    761
Financial Advisors with more than one year experience       487    566     609     624    655
Average Production (in thousands) (Financial Advisors
 with more than one year experience)                       $346   $363    $437    $447   $469


[REGIONS LOGO]                         12                   [MORGAN KEEGAN LOGO]

FIXED INCOME CAPITAL MARKETS
================================================================================


MORGAN KEEGAN HAS A STRONG POSITION AS MANAGER FOR MIDDLE MARKET CORPORATE AND MUNICIPAL BOND ISSUES IN THE SOUTH.

-        MUNICIPAL BOND UNDERWRITING

         -        Raised $8.9 billion in 409 deals in 2000

         -        Rank #1 in core region(a) with 28.1% market share

         -        Rank #4 in extended region(b) with 15.4% market share

-        AGENCY BOND UNDERWRITING

         -        Raised $8.2 billion in 302 deals in 2000

         - Rank #12 nationally with 5.6% market share; #1 in number of transactions

-        CORPORATE BOND UNDERWRITING

         -        Raised $2.8 billion in 60 deals in 2000

-        OTHER

         -        Dedicated Fixed Income Research

         -        Sales and Trading

(a)  Defined as AL, AR, KY, LA, MS and TN

(b)  Defined as core region plus FL, GA, NC and TX

[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

EQUITY CAPITAL MARKETS & INVESTMENT ADVISORY
================================================================================


  MORGAN KEEGAN DIFFERENTIATES ITS APPROACH BY FOCUSING ON AREAS OF STRENGTH AND BOTTOM LINE PERFORMANCE FOR ITS CUSTOMERS.

-        CORPORATE FINANCE AND ADVISORY

         - Raised $4.6 billion in 35 transactions as lead or co-lead managers since 1/1/99

         - Advised on 10 M&A transactions since 1/1/99 with $711 million aggregate value

-        FOCUSED EQUITY RESEARCH

         -        12 knowledge corridors

         -        23 senior analysts, including 6 ranked by WSJ

-        BOTTOM-LINE PERFORMANCE

         -        #1-ranked focus list for one and five year periods (a)

-        ASSET AND WEALTH MANAGEMENT

         -        $1.9 billion in AUM including proprietary mutual funds

         -        Recently created WealthTrust strategy

(a) Source: Zacks, for the periods ended March 31, 2000.


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

FINANCIAL SUMMARY
================================================================================


                             YEAR ENDED JULY 31,  QUARTER ENDED OCTOBER 31,           CAGR
                             -------------------  -------------------------   ---------------------
                              1999        2000     1999             2000(a)   FY99-FY00   1Q00-1Q01
                             ------      -------  -------          --------   ---------   ---------
  Private Client Group       $  188      $  242    $   47           $   59        29%         26%
  Fixed Income                  169         144        34               42       (15)         24
  Equity Capital Markets         48          61        13               17        27          31
  Other                          34          47         9               14        38          56
                             ------      ------    ------           ------
    Gross Revenues           $  439      $  494    $  103           $  132        13%         28%
  Interest Expense               53          72        15               22        36          47
                             ------      ------    ------           ------
    Net Revenues             $  386      $  422    $   88           $  110         9%         25%
  Pre-tax Income                 74          72        12               18        (3)         50
  Net Income                 $   46      $   45    $    7           $   11        (2)%        57%
                             ======      ======    ======           ======

  EPS                        $ 1.41      $ 1.53    $ 0.24           $ 0.39         9%         63%

  Assets                     $1,598      $1,732    $1,600           $2,058         8%         29%
  Equity                        279         259       243              267        (7)         10

(a) Excludes approximately $2.2 million of non-recurring expenses relating to litigation settlement.

[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

PROFITABILITY
================================================================================


PRE-TAX PROFIT MARGINS BASED ON
        GROSS REVENUES

1996      1997      1998      1999      2000
----      ----      ----      ----      ----
 17%       18%       17%       19%       17%


           [CHART]


PRE-TAX RETURN ON EQUITY

1996      1997      1998      1999      2000
----      ----      ----      ----      ----
 29%       36%       30%       33%       27%

           [CHART]


(*) Figures for fiscal years ending July 31.

[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

================================================================================

                                FINANCIAL IMPACT

================================================================================

                                  RICK HORSLEY

                                 VICE CHAIRMAN &

                           EXECUTIVE FINANCIAL OFFICER

                                REGIONS FINANCIAL
                                   CORPORATION

KEY TRANSACTION TERMS
================================================================================


PURCHASE PRICE              -    $27 per share

                            -    $789 million in aggregate

STRUCTURE                   -    Choice between cash and Regions shares

                            -    Fixed price structure

                            -    Stock consideration to be tax-free

                            - Regions to finance approximately 75% through cash election and/or stock repurchase

RETENTION POOL              -    5.55 million Regions options

                            -    Tiered 3-year vesting

OTHER                       -    Purchase accounting

                            -    Expected to close in the first quarter of 2001

                            - Morgan Keegan management representing 23% of shares agreed to approve the deal

APPROVALS REQUIRED          -    Customary regulatory and Morgan Keegan
                                 shareholder approvals


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

ANALYSIS OF VALUATION
================================================================================


       Aggregate Consideration            $ 789
       After-tax NPV of Retention            23
                                          -----
                                          $ 812
                                          =====

                                                                        STATISTIC
                                                           ----------------------------------
                                                                                MEDIAN FOR
                                          AGGREGATE          REGIONS/           COMPARABLE
                                             DATA          MORGAN KEEGAN      TRANSACTIONS(a)
                                          ----------       -------------      ---------------
       LTM Net Income (10/31/00)           $ 49    (b)         16.7 x              17.4 x

       FY01 Net Income (7/31/01)             51    (b) (c)     15.8                16.1

       Book Value (10/31/00)                267                3.04                3.35

       Internal Rate of Return            16 - 17.5%
                                          =========

         (a)      Includes eight deals involving regional broker-dealers since
                  1997.

         (b)      Excludes non-recurring expenses.

         (c)      Source: Sidoti and Company dated September 8, 2000.


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

SYNERGIES
================================================================================


CONSERVATIVE ASSUMPTIONS: SIGNIFICANT LONG-TERM UPSIDE

-        EXPENSE SAVINGS: $14 MM PRE-TAX IN 2002

         -        2.9% of Morgan Keegan and RICI LTM operating expense

         -        Combine back office

         -        Leverage Regions infrastructure

-        REVENUE ENHANCEMENTS: $10 MM PRE-TAX IN 2002

         -        2.4% of Morgan Keegan and RICI LTM net revenues

         -        Enhance opportunities for Regions brokers

         -        Improve share of municipal underwritings

         - Introduce corporate finance products to Regions middle market customers

         -        Access to Regions high net worth customers


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

EARNINGS IMPACT
================================================================================

                                        2001(a)          2002
                                       --------        --------
     Regions IBES EPS(b)               $   2.40        $   2.60

     Regions Net Income(b)             $    531        $    576
     Morgan Keegan Net Income(c)             41              59
     After-Tax Synergies                      3              15
     Transaction Adjustments:
       Financing(d)                         (20)            (26)
       Goodwill                             (19)            (25)
                                       --------        --------
                                       $    536        $    599
                                       ========        ========
     Pro Forma EPS:
       GAAP                            $   2.36        $   2.61
       Cash                                2.58            2.86

     % Change in:
       GAAP EPS                            (1.8)%           0.2%
       Cash EPS                             1.4             4.0

(a)      Assume Morgan Keegan closes in first quarter of 2001.

(b) Based on median IBES 2001 estimates, grown at median IBES long-term growth rate.

(c)      Based on Sidoti and Company 2001 estimates grown at 10%.

(d) Assumes net issuance of 7.9 million shares (repurchase of 75% of shares issued in transaction).


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

CAPITAL STRUCTURE IMPACT
================================================================================

- PROPOSED FINANCING STRUCTURE:

     Cash / Senior Debt                 $ 483       61.2%
     Tier II Capital                      109       13.8
     Common Stock                         197       25.0
                                        -----      -----
                                        $ 789      100.0%

- PRO FORMA CAPITAL RATIOS:

                                        REGIONS   PRO FORMA
                                        9/30/00    3/31/01
                                        -------   ---------
     Tangible Common Ratio               6.67%      6.02%
     Leverage Ratio                      6.95       6.52
     Tier I Capital Ratio                9.49       8.88


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

================================================================================

                                     SUMMARY
================================================================================
                                 CARL JONES, JR.

                                       CEO

                                REGIONS FINANCIAL
                                   CORPORATION

SUMMARY
================================================================================


   - CREATES LEADING DIVERSIFIED FINANCIAL SERVICES COMPANY IN THE SOUTH

   - ACCELERATES REGIONS' EARNINGS GROWTH

   - BROADENS REGIONS' PRODUCT MIX

   - EXCELLENT STRATEGIC AND CULTURAL FIT

   - FAIRLY VALUED TRANSACTION

   - LOW RISK INTEGRATION

   - ACCRETIVE TO 2002 EPS

   - ATTRACTIVE IRR

                      ... A NATURAL COMBINATION FOR GROWTH


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]
                                       24

================================================================================


                            SUPPLEMENTAL INFORMATION


================================================================================

FIXED INCOME
==============================================================================
MORGAN KEEGAN HAS A STRONG POSITION AS MANAGER FOR MIDDLE MARKET CORPORATE AND MUNICIPAL BOND ISSUES IN THE SOUTH.

                                   MUNICIPALS

                                     [CHART]


                                    1996     1997      1998      1999     2000 YTD
                                   ------   ------   -------    ------   ----------

Project Specific                     306       359       470       378        336
General Purpose                       64        73       101       102         73
Total Proceeds (in thousands)     $6,855    $7,902   $13,840   $11,742     $8,918

MORGAN KEEGAN RANK AND MARKET SHARE

                          1996         1997        1998          1999         2000
                         ------       ------      -------       ------       ------
Core Region (a)
   Rank                       1            1            1            1            1
   Market Share            31.6%        26.7%        31.2%        24.9%        28.1%
Extended Region (b)
   Rank                       8           10            6            4            4
   Market Share            14.5%        11.7%        14.9%        15.6%        15.4%

(a) Core Region defined as AL, AR, KY, LA, MS and TN.
(b) Extended Region defined as Core Region plus GA, FL, NC and TX.


                             CORPORATES & AGENCIES

                                    [CHART]

                                    1996     1997      1998      1999     2000 YTD
                                   ------   ------   -------    ------   ----------

Agency                                75       209       231       434        302
Other                                 17        26        53        82         60
Total Proceeds (in thousands)     $3,385    $9,864   $10,855   $20,024    $10,968

MORGAN KEEGAN RANK AND MARKET SHARE IN AGENCIES

                          1996         1997        1998          1999         2000
                         ------       ------      -------       ------       ------
Rank                       19           10           18           13           12
Market Share              3.6%         6.4%         4.6%         7.0%         5.6%

(*) Full credit to each


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

SUMMARY CORPORATE FINANCE ACTIVITY
================================================================================


EQUITY TRANSACTIONS

                       1999 - 2000 YTD     UNDERWRITING ROLE                        AVG. GROSS
                     --------------------  -----------------  AVG. DEAL    FEE       SPREAD/
INDUSTRY             DEAL VALUE       %     LEAD    CO-LEAD     SIZE     REVENUE      PRICE
------------------   ----------    ------  ------   --------  --------   --------   ---------
Consumer / Retail    $    379.7       8.2%     --         5   $   75.9   $    1.2         5.5%
Energy                    317.9       6.9       1         5       53.0        0.6         4.6
Financial Services      1,107.6      24.0      --         4      276.9        1.0         4.6
Healthcare                274.5       5.9      --         1      274.5        0.5         3.7
Manufacturing             349.5       7.6      --         3      116.5        1.1         5.6
Technology              1,982.6      42.9      --        13      152.5        5.4         5.9
Transportation            101.1       2.2      --         2       50.6        0.4         5.7
Other                     106.0       2.3      --         1      106.0        0.4         4.9
                     ----------    ------   -----   -------   --------   --------   ---------
                     $  4,618.9     100.0%      1        34   $  132.0   $   10.5         5.3%
                     ==========    ======   =====   =======   ========   ========   =========

M&A

                                    1999 - 2000 YTD
                                 ---------------------       # OF
          INDUSTRY               DEAL VALUE        %      TRANSACTIONS
          ------------------     ----------      -----    ------------
          Financial Services     $    276.0       38.8%              3
          Technology                  352.5       49.6               5
          Transportation               82.2       11.6               2
                                 ----------      -----    ------------
                                 $    710.8      100.0%             10
                                 ==========      =====    ============


         N.B. All announced deals excluding deals withdrawn and deals without deal value disclosure.


[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]
                                       27

RESEARCH
================================================================================


- DEDICATED FIXED INCOME AND EQUITIES TEAMS

- EQUITIES

  - 12 industry sectors covered by 23 senior analysts

    Biometrics & Natural Interface Tech.
    Consumer Services
    Digital Media and Entertainment
    E-Learning
    Transportation
    Technology Distribution

    Financial Services
    Technology
    Healthcare
    Real Estate
    Energy
    Special Situations

  - 6 analysts ranked by Wall Street Journal

  - MORGAN KEEGAN'S FOCUS LIST OF STOCK RECOMMENDATIONS RANKED #1 PERFORMER DURING THE ONE-YEAR AND FIVE-YEAR PERIODS (a)

    (a) Period ending March 31, 2000.

[REGIONS LOGO]                                              [MORGAN KEEGAN LOGO]

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
Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction referenced in this presentation when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Regions and Morgan Keegan. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Regions and Morgan Keegan at the Commission's website at http://www.sec.gov. Copies of the proxy statement/prospectus and other related documents can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 N. 20th Street, Birmingham, Alabama 35203,
Attention: Ronald C. Jackson (205-326-7374) or to Morgan Keegan, Inc., Fifty North Front Street, Memphis, Tennessee 38103, Attention: Joseph C. Weller (901-524-4100).

Morgan Keegan and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Morgan Keegan with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Morgan Keegan's proxy statement for its 2000 annual meeting of stockholders filed with the Commission on October 20, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Morgan Keegan.

[Regions Logo]                                              [Morgan Keegan Logo]


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
                                                                       EXHIBIT B



December 18, 2000



NEWS RELEASE

REGIONS FINANCIAL CORP.



                        REGIONS TO ACQUIRE MORGAN KEEGAN

-   Creates leading diversified financial services company in the South

- Excellent strategic fit which accelerates Regions' wealth management strategy

-   Morgan Keegan is a premier regional broker-dealer

-   Financially attractive

-   Low-risk integration

Regions Financial Corp. (NASDAQ: RGBK) and Morgan Keegan, Inc. (NYSE: MOR) today announced the signing of a definitive agreement under which Regions will acquire the Memphis based Morgan Keegan. The acquisition will allow Regions to offer a full range of retail and institutional brokerage and investment banking services to its customers. Morgan Keegan will maintain its name and operate as a separate subsidiary of Regions. Allen B. Morgan, Jr., currently Chairman and Chief Executive Officer of Morgan Keegan, will continue in that capacity and will join the Board of Directors of Regions.

"This transaction is about better serving our clients and accelerating our long term earnings growth," Regions' President and Chief Executive Officer, Carl E. Jones, Jr., explained. "The combined strengths of Regions and Morgan Keegan coupled with a presence in the same regional markets means that we will be able to offer our commercial, municipal, retail and private banking clients a broader range of financial solutions and advisory services to satisfy their financial needs. Our firms share a common commitment to providing the highest standard of quality products and services to our regional customer base. I am excited about the significant potential benefits from this transaction and, based on our common operating culture and competitive strategies, I am convinced we can realize them."

Allen Morgan said, "Regions is an ideal partner for Morgan Keegan. Together we will create the full range financial services company our customers need and want. Morgan Keegan significantly enhances Regions' retail and institutional brokerage, fixed income and asset management capabilities and adds equity capital markets, investment banking and mergers and acquisitions to Regions' commercial and retail banking, trust, insurance and mortgage banking businesses. Combining with Regions will provide us with a unique platform, which comes with being part of a large financial services company. Retaining our identity as an independent operating subsidiary will set us apart from other firms and will allow us to maintain our entrepreneurial culture," Morgan Keegan's CEO concluded.

Under the terms of the agreement, Regions will pay $27.00 per share for each Morgan Keegan share in a transaction valued at $789 million. In addition, Regions has established an employee retention pool of 5.55 million stock options for key employees of Morgan Keegan. Morgan Keegan executive officers and directors, owning approximately 23% of the Morgan Keegan stock, have agreed to vote in favor of the merger. Additionally, Regions and Morgan Keegan have entered into a termination fee agreement under which Regions will receive a fee of $25 million under certain circumstances in the event the transaction is terminated.

The merger agreement provides for a tax-free exchange of Regions common shares for shares of Morgan Keegan. The per share exchange ratio will be based on the daily volume weighted average trading price per Regions share over the ten trading days ending two days prior to the closing. In lieu of Regions shares, Morgan Keegan shareholders may elect to receive $27.00 per share in cash at closing subject to a maximum of 30% (which may be increased at Regions' discretion) of Morgan Keegan's shares being exchanged for cash. Based on First Call consensus estimates, the transaction is expected to be modestly dilutive to Regions' 2001 earnings per share and accretive thereafter. The transaction will be immediately accretive to Regions' cash earnings per share. As a result of this transaction, Regions' non-interest income is expected to rise from approximately 30% to approximately 40% of total revenue.

Regions' Board of Directors has authorized the Company to repurchase up to 100% of the shares issued in connection with this transaction. These repurchases will be in addition to Regions' previously announced repurchase plans. In addition, Regions may purchase shares of common stock of Morgan Keegan, as well, prior to consummation of the acquisition.

After the transaction, Morgan Keegan will become Regions' brokerage and capital markets engine. As a result, Regions will merge its brokerage operations into Morgan Keegan. This combination will result in a company with 54 offices operating in 14 states with 961 Series 7 retail and institutional brokers. The firm will maintain its headquarters in Memphis and the senior management of Morgan Keegan will manage the combined operations of Morgan Keegan and Regions Investment Company, Inc. "I am excited at the opportunities afforded Morgan Keegan by the additional personnel and relationships which will come to our firm with the merger with Regions" Allen Morgan said. "With our expanded capabilities and access to Regions' customers, I am confident we can increase the penetration in our commercial and retail businesses by offering a broader product array to our joint customer bases," he concluded.

The acquisition, which will be accounted for as a purchase, is expected to close during the first quarter of 2001, pending Morgan Keegan stockholder approval, regulatory approval, as well as other customary conditions of closing.

Regions and Morgan Keegan will host a conference call to discuss this transaction at 10:30 a.m. (Eastern Standard Time) on December 18, 2000. Investors, analysts and other interested parties may dial in the conference call at 973-628-7055. In addition, a slide presentation containing information related to the transaction will be available on Regions' Web site at http://www.regionsbank.com shortly before the conference call. A replay of the conference call will be available through January 12, 2001, by dialing 402-220-2922.

Morgan Keegan & Company, Inc. is one of the South's largest investment firms. Through their 54 offices in 13 states, Morgan Keegan serves individual investors in the Southern United States and institutional clients throughout the United States and abroad. With more than 2,000 employees and over $250 million in equity capital, Morgan Keegan is an established leader in the financial services industry in the South.

Regions Financial Corporation is a $43.6 billion bank holding company providing banking services from more than 750 offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas. Regions also provides banking-related services in the fields of mortgage banking, insurance, securities brokerage and mutual funds. Regions' common stock is traded in the Nasdaq National Market System under the symbol RGBK.

Investors and security holders are advised to read the proxy statement/prospectus regarding the proposed transaction referenced in this press release when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Regions and Morgan Keegan. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Regions and Morgan Keegan at the Commission's website at http://www.sec.gov. Copies of the proxy statement/prospectus and other related documents can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 N. 20th Street, Birmingham, Alabama 35203,
Attention: Ronald C. Jackson (205-326-7374) or to Morgan Keegan, Inc., Fifty North Front Street, Memphis, Tennessee 38103, Attention: Joseph C. Weller (901-524-4100).

Morgan Keegan and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Morgan Keegan with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Morgan Keegan's proxy statement for its 2000 annual meeting of stockholders filed with the Commission on October 20, 2000. This document is available free of charge at the Commission's website at http://www.sec.gov and/or from Morgan Keegan.

For additional information, visit Regions' Web site at http://www.regionsbank.com or contact:

     Media: For Regions, Kathie B. Martin at 205-326-7188
     Investors: For Regions, Ronald C. Jackson at 205-326-7374

                          FORWARD-LOOKING STATEMENTS:

The information contained in this press release may include forward-looking statements that reflect Regions' current views with respect to future events and financial performance. Regions' management believes that these forward-looking statements are reasonable, however, you should not place undue reliance on these statements as they are based only on current expectations and general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs, and projections expressed in such statements. Such forward-looking statements are made in good faith by Regions pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

The words "believe", "expect", "anticipate", "project", and similar expressions signify forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements made by or on behalf of Regions. Any such statement speaks only as of the date the statement was made. Regions undertakes no obligation to update or revise any forward-looking statements.

Some factors which may affect the accuracy of our projections apply generally to the financial services industry, including: (a) the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures; (b) possible changes in interest rates may increase our funding costs and reduce our earning asset yields, thus reducing our margins; (c) possible changes in general economic and business conditions in the United States and the Southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality, thereby increasing our provisioning costs, or a reduced demand for credit, thereby reducing our earning assets; (d) possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse effect on our business; and (e) possible changes in consumer and business spending and saving habits could have an effect on our ability to grow our assets and to attract deposits.

Other factors which may affect the accuracy of our projections are specific to Regions, including: (i) the cost and other effects of material contingencies, including litigation contingencies; (ii) our ability to expand into new markets and to maintain profit margins in the face of pricing pressures; (iii) our ability to keep pace with technological changes; (iv) our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions' customers and potential Regions customers; (v) our ability to effectively manage interest rate risk, credit risk and operational risk; (vi) our ability to manage fluctuations in the value of our assets and liabilities and off-balance sheet exposures so as to maintain sufficient capital liquidity to support our business; and (vii) our ability to achieve the earnings expectations related to the businesses that we have recently acquired or may acquire in the future (including the Morgan Keegan transaction), which in turn depends on a variety of factors, including: our ability to achieve in a timely manner anticipated cost savings and revenue enhancements with respect to acquired operations; the assimilation of acquired operations to the Regions corporate culture, including the ability to instill our credit practices and efficient approach to acquired operations; our ability to retain existing customers and employees of acquired operations; and the continued growth of the markets that the acquired entities serve, consistent with recent historical experience.